UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02031733

DIVISION OF
CORPORATION FINANCE

March 22, 2002

Gerald T. Aaron
Senior Vice President-Counsel
Lone Star Steakhouse & Saloon, Inc.
224 E. Douglas
Suite 700
P.O. Box 12726
Wichita, KS 67277

Act 1934
Section
Rule 14A-8
Public Availability 3/22/2002

Re: Lone Star Steakhouse & Saloon, Inc.
Incoming letter dated March 6, 2002

Dear Mr. Aaron:

This is in response to your letter dated March 6, 2002 concerning the shareholder proposal submitted to Lone Star by Guy W. Adams. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
P MAY 2 2 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Guy W. Adams
245 West Colorado Blvd.
Suite 19-B
Arcadia, CA 91007

LONE STAR STEAKHOUSE & SALOON®

Lone Star Steakhouse & Saloon, Inc. / 224 E. Douglas / Suite 700 / P.O. Box 12726 / Wichita, Kansas 67277 / Phone (316) 264-8899 / Fax (316) 264-5988

March 6, 2002

VIA FEDERAL EXPRESS
and CERTIFIED MAIL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find six copies of a proposal submitted to Lone Star Steakhouse & Saloon, Inc. (the "Company") for consideration at the Company's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") by Guy W. Adams, a stockholder of the Company. The Company believes the proposal should be excluded for consideration at the 2002 Annual Meeting because the stockholder failed to comply with Rule 14a-8(e) of Regulation 14A in that the stockholder failed to submit the proposal "not less than 120 days before the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting." For the record, the Staff is advised that the Company released its Proxy Statement to Stockholders for the 2001 Annual Meeting of Stockholders on or about May 18, 2001 and, accordingly, the proposal should have been submitted no later than on or about January 18, 2002. The stockholder submitted the proposal to the Company on February 25, 2002.

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, it must file its reasons no later than 80 days before it files its definitive proxy statement and form of proxy with the Securities and Exchange Commission unless the company demonstrates "good cause" for missing the deadline. The Company has not determined when it will file the definitive Proxy Statement for the 2002 Annual Meeting of Stockholders with the Commission. Accordingly, it is possible that this response was not submitted within the requisite 80 day period. However, the Company believes it has good cause for such delay in that the stockholder proposal was not timely filed under Rule 14a-8(e) and, depending on when the Company files the definitive Proxy Statement, the proposal itself may have been submitted after the requisite 80 day period under Rule 14a-8(j).

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (316) 264-8899.

LONE STAR STEAKHOUSE & SALOON, INC.

By: Gerald T. Aaron
Gerald T. Aaron
Senior Vice President- Counsel

GTA/sjk

Enclosures
cc: Guy W. Adams

GWA Capital

February 25, 2002

RECEIVED
MAR 01 2002
LONE STAR STEAKHOUSE & SALOON, INC.

RECEIVED
02 MAR -8 AM 10: 34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mr. Gerald T. Aaron
Senior Vice President – Cousel and Secretary
Lone Star Steakhouse & Saloon, Inc.
224 East Douglas, Suite 700
Wichita, KS 67202-3414

Via Fax and Certified Mail

RE: Shareholder Resolution

Dear Mr. Aaron:

Persuant to the Lone Star by-laws Section 2.13, and Securities Exchange Commision Rule 14(a)-8 herein enclosed is my shareholder resolution to be distributed in your upcoming proxy.

I have been a shareholder of the company for over one year (see attached). I intend to hold these shares through the upcoming Annual Meeting, the date of which has not been set.

Respectfully submitted,

Guy W. Adams

245 West Colorado Blvd, Suite 19-B Arcadia, CA 91007 (626) 445-8017 Fax (626) 445-8014

It is hereby proposed that the By-Laws of the Corporation be amended to add the following

Section 2. 15. "Director Qualifications":

(a) So long as the board is classified, anyone nominated to serve as a Director, at the time of both nomination and election, must:

(1) not have been a Director for more than two terms or six years (whichever is less);

(2) not have voted as a Director:

i. in favor of any plan or agreement where rights or obligations are triggered by the formation of a "group" under the Securities Exchange Act of 1934 to support or oppose any (i) proposal(s) to stockholders, or (ii) nominee(s) for election to the board;

ii. against the implementation of any proposal approved by stockholders (provided that if any implementing motion is brought before the board, a failure to second will be deemed to constitute a vote against such motion);

iii. to increase the number of Directors above nine; or

iv. in favor of the commencement, continuation or funding of any proceeding challenging this Section or any portion thereof; and

(3) so long as any one or more Directors are also employees of or consultants to the Corporation and/or any of its affiliates, not be such an employee or consultant and agree not to serve as such an employee or consultant while a Director.

(b) This Section may only be amended with the approval of the holders of a majority of the shares of the Corporation entitled to vote on the election of directors. Any stockholder suing to enforce this Section shall, to the extent such stockholder prevails in such action, be entitled to recover from the Corporation such stockholder's reasonable costs and expenses incurred in connection with such action, including reasonable attorneys fees. This Section is to be liberally construed to achieve the stockholders' intentions, and if any portion is finally determined unenforceable, then this Section shall be deemed automatically amended to the extent necessary to preserve the remainder of this Section.

GWA Capital **245 West Colorado Blvd., Suite 19-B** **Arcadia, CA 91007** **(626) 445-8017**

I believe, as a Director, that this amendment:

- **is necessary given the Board's failure to reasonably respond to the stockholders' recommendation at the 2000 annual meeting to de-classify the Board;**

- **establishes reasonable term limits for incumbent directors,**

- **deters certain actions likely to entrench management; and**

- **renders ineligible those incumbents who have voted to obstruct stockholder democracy (i.e. poison pill and/ or certain change of control contracts).**

It is my opinion as a Director that – for this particular company – this action is necessary to facilitate proper board independence and corporate governance.

Guy W. Adams
Director, Lone Star Steakhouse & Saloon, Inc.

[End of Resolution]

UBS PaineWebber

UBS PaineWebber Inc.
888 San Clemente Drive, Ste 400
Newport Beach, CA 92660-5301
ubspainewebber.com

February 22, 2002

TO: WHOM IT MAY CONCERN

Please be advised that Mr. Guy Adams is the beneficial owner of 1,000 shares of Lone Star Steakhouse - 500 shares were purchased on February 6, 2001 and 500 shares were purchased on February 13, 2001.

Thank you.

Sincerely,

June Bahr

June Bahr
Sr. Registered CSA

GWA Capital

February 25, 2002

RECEIVED
MAR 01 2002
LONE STAR STEAKHOUSE & SALOON, INC.

Mr. Gerald T. Aaron
Senior Vice President – Cousel and Secretary
Lone Star Steakhouse & Saloon, Inc.
224 East Douglas, Suite 700
Wichita, KS 67202-3414

Via Fax and Certified Mail

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR 14 AM 10: 17

RE: Shareholder Resolution

Dear Mr. Aaron:

Persuant to the Lone Star by-laws Section 2.13, and Securities Exchange Commision Rule 14(a)-8 herein enclosed is my shareholder resolution to be distributed in your upcoming proxy.

I have been a shareholder of the company for over one year (see attached). I intend to hold these shares through the upcoming Annual Meeting, the date of which has not been set.

Respectfully submitted,

Guy W. Adams

245 West Colorado Blvd, Suite 19-B Arcadia, CA 91007 (626) 445-8017 Fax (626) 445-8014

It is hereby proposed that the By-Laws of the Corporation be amended to add the following

Section 2. 15. "Director Qualifications":

(a) So long as the board is classified, anyone nominated to serve as a Director, at the time of both nomination and election, must:

(1) not have been a Director for more than two terms or six years (whichever is less);

(2) not have voted as a Director:

i. in favor of any plan or agreement where rights or obligations are triggered by the formation of a "group" under the Securities Exchange Act of 1934 to support or oppose any (i) proposal(s) to stockholders, or (ii) nominee(s) for election to the board;

ii. against the implementation of any proposal approved by stockholders (provided that if any implementing motion is brought before the board, a failure to second will be deemed to constitute a vote against such motion);

iii. to increase the number of Directors above nine; or

iv. in favor of the commencement, continuation or funding of any proceeding challenging this Section or any portion thereof; and

(3) so long as any one or more Directors are also employees of or consultants to the Corporation and/or any of its affiliates, not be such an employee or consultant and agree not to serve as such an employee or consultant while a Director.

(b) This Section may only be amended with the approval of the holders of a majority of the shares of the Corporation entitled to vote on the election of directors. Any stockholder suing to enforce this Section shall, to the extent such stockholder prevails in such action, be entitled to recover from the Corporation such stockholder's reasonable costs and expenses incurred in connection with such action, including reasonable attorneys fees. This Section is to be liberally construed to achieve the stockholders' intentions, and if any portion is finally determined unenforceable, then this Section shall be deemed automatically amended to the extent necessary to preserve the remainder of this Section.

GWA Capital **245 West Colorado Blvd., Suite 19-B** **Arcadia, CA 91007** **(626) 445-8017**

I believe, as a Director, that this amendment:

- **is necessary given the Board's failure to reasonably respond to the stockholders' recommendation at the 2000 annual meeting to de-classify the Board;**
- **establishes reasonable term limits for incumbent directors,**
- **deters certain actions likely to entrench management; and**
- **renders *ineligible those incumbents* who have voted to obstruct stockholder democracy (i.e. poison pill and/ or certain change of control contracts).**

It is my opinion as a Director that – for this particular company – this action is necessary to facilitate proper board independence and corporate governance.

Guy W. Adams
Director, Lone Star Steakhouse & Saloon, Inc.

[End of Resolution]

UBS|PaineWebber

UBS PaineWebber Inc.
888 San Clemente Drive, Ste 400
Newport Beach, CA 92660-6301
ubspainewebber.com

February 22, 2002

TO: WHOM IT MAY CONCERN

Please be advised that Mr. Guy Adams is the beneficial owner of 1,000 shares of Lone Star Steakhouse - 500 shares were purchased on February 6, 2001 and 500 shares were purchased on February 13, 2001.

Thank you.

Sincerely,

June Bahr

June Bahr
Sr. Registered CSA

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lone Star Steakhouse & Saloon, Inc.
Incoming letter dated March 6, 2002

The proposal relates to board qualifications.

There appears to be some basis for your view that Lone Star may exclude the proposal under 14a-8(e)(2) because Lone Star received it after the deadline for submitting proposals. We note in particular your representation that Lone Star did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Lone Star omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Lone Star did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Lone Star's request that the 80-day requirement be waived.

Sincerely,

Keir Devon Gumbs
Special Counsel